UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           PS FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               NOVEMBER 22, 1998
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 2 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             112,575
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          131,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.89%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 3 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
      (f/k/a Jackson Blvd Fund, Ltd.)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             57,075
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          75,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.53%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 4 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             37,814
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          37,814
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,814
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.27%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 5 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,261
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,261
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,261
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.15%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 6 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Offshore Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          18,625
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,625
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.12%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   74437V109                                       PAGE 7 OF 20 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             55,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          55,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.32%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 8 of  20 Pages


        This is Amendment No. 2 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital") F/K/A Jackson Boulevard Fund, Ltd., Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), and Jackson Offshore Fund, Ltd. ("Jackson Offshore") (collectively, the "Group") on December 3, 1997 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of PS Financial, Inc. (the "Issuer"). The following items in the original 13D are amended to read in their entirety as follows:

Item 1.  Security and Issuer
----------------------------

        This Schedule 13D is being filed jointly by Duggan, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Offshore and relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of PS Financial Corporation (the "Company"), with its principal executive offices located at 4800 South Pulaski Road, Chicago, IL 60632.

Item 2.  Identity and Background
--------------------------------

        (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois and Investment Manager of Jackson Offshore, an offshore fund domiciled in Tortola, B.W.I.

        Jackson Equity, Jackson Investments, and Jackson Offshore are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment partnerships and the Investment Manager of Jackson Offshore. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

        The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

        Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

        The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

                                                           Page 9 of  20 Pages

        (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Duggan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

        As of November 22, 1999, Jackson Equity was the owner of record and the beneficial owner of 37,814 shares acquired at a cost of $431,249. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

        As of November 22, 1999, Jackson Investments was the owner of record and the beneficial owner of 19,261 shares acquired at a cost of $216,385. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

        As of November 22, 1999, Jackson Offshore was the owner of record and the beneficial owner of 18,625 shares acquired at a cost of $209,904. The source of funds used by Jackson Offshore to purchase the shares was Jackson Offshore's working capital. Jackson Offshore, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Offshore's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Offshore.

        Jackson Capital has a 8.4% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

        Jackson Capital has a 4.13% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

        As of November 22, 1999, Jackson Partners was the owner of record and the beneficial owner of 55,500 shares acquired at a cost of $615,868. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners.

                                                          Page 10 of  20 Pages

        As of November 22, 1999, Duggan was the owner of record and the beneficial owner of 500 shares. The source of funds used by Duggan to purchase the shares was Duggan's working capital.

        Jackson Equity distributed certain assets to Jackson Investments on January 23, 1998 for the purposes of reorganizing under SEC hedge fund rules. Arising out of that distribution, 17,261 shares of PS Financial became assets of Jackson Investments.

        Jackson Equities and Jackson Investments distributed certain assets to individual partners in 1998 for the purpose of forming an offshore operation. Individual Partners contributed 18,625 shares to Jackson Offshore as part of their opening contributions.

Item 4.  Purpose of Transaction
-------------------------------

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert stockholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

        By letter dated December 5, 1997, Mr. Duggan questioned the large amount of excess capital and suggested the issuance of a dividend to reduce the Issuer's capital. A copy of that letter is attached as Exhibit 2.

        By letter dated January 5, 1998, Mr. Duggan congratulated the Issuer on their special dividend policy and questioned its taxability. A copy of that letter is attached as Exhibit 3.

        By letter dated November 18, 1999, Mr. Duggan submitted a notice of intent to introduce a Stockholders Resolution at the 2000 annual meeting of stockholders of the Issuer and requested that the Proposal and Supporting Statement be included in the Issuer's proxy materials for the 2000 annual meeting. A copy of that letter is attached as Exhibit 4.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The g\Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

                                                          Page 11 of  20 Pages

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

        (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Offshore, Duggan beneficially owns all of the 131,700 shares of the common stock owned by members of the Group, constituting approximately 7.89% of the issued and outstanding shares of the common stock, based on the number of outstanding shares reported on Issuer's Form 10QSB filed November 15, 1999. Jackson Equity beneficially owns 37,814 shares representing 2.27% of the outstanding shares. Jackson Investments beneficially owns 19,261 shares representing 1.15% of the outstanding shares. Jackson Capital beneficially owns 75,700 shares representing 4.53% of the outstanding shares. Jackson Partners beneficially owns 55,500 shares representing 3.32% of the outstanding shares. Paul J. Duggan beneficially owns 500 shares representing
 .03% of the outstanding shares.

        (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 37,814 shares.

               Duggan has the sole power to vote 500 shares and the sole power to dispose of 500 shares. Duggan has the shared power to vote 112,575 shares and the shared power to dispose of 131,200 shares.

               Jackson Capital (as the general partner of Jackson Equity and Jackson Investments) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 57,075 shares and the shared power to dispose of 75,700 shares.

               Jackson Partners has the shared power to vote or to dispose of any of its 55,500 shares.

               Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 19,261 shares.

               Jackson Offshore does not have the power to vote any shares and does not have the sole power to dispose of any shares. Jackson Offshore has the shared power to dispose of 18,625 shares.

        (c)    Purchases in the Last 60 Days
               -----------------------------
               No Purchases.

                                                          Page 12 of  20 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

        Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

        See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

        No.    Description
        ----   -----------
          1    Joint Filing Agreement
          2    Letter from Paul J. Duggan to The Board of Directors of PS
               Financial, Inc. dated December 5, 1997.
          3    Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
               January 5, 1998.
          4    Letter from Paul J. Duggan to Ms. Kimberly P. Rooney dated
               November 18, 1999.

                                                          Page 13 of  20 Pages

                                   Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1999

                              /s/ Paul J. Duggan
                              ----------------------------------
                              Paul J. Duggan, an individual

                              JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD.

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD EQUITIES, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD INVESTMENTS, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON OFFSHORE FUND, LTD.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD PARTNERS

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President

                                                          Page 14 of  20 Pages

                                                                     EXHIBIT 1


                             JOINT FILING AGREEMENT

        Pursuant to Rule 14f-2(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Dated:  November 22, 1999

                              /s/ Paul J. Duggan
                              ----------------------------------
                              Paul J. Duggan, an individual


                              JACKSON BOULEVARD CAPITAL MANAGEMENT, LTD.

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD EQUITIES, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD INVESTMENTS, L.P.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President

                                                          Page 15 of  20 Pages

                                                                     EXHIBIT 1

                              JACKSON OFFSHORE FUND, LTD.

                              By: Jackson Boulevard Capital Management, Ltd. General Partner

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President


                              JACKSON BOULEVARD PARTNERS

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 -------------------------------
                                 Paul J. Duggan, President



<PAGE

                                                          Page 16 of  20 Pages

                                                                     EXHIBIT 2

                             December 5, 1997

The Board of Directors
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632-4195

To the Board:

        I am a shareholder of your company and currently vote 6% of the outstanding stock. I am in receipt of your recently filed Form 10-Q SB as filed with the Securities and Exchange Commission.

        My analysis of your financial statement indicates a large amount of excess capital. Total capital exceeds 35% of assets. A dividend of $7 to $10 per share would reduce your capital dramatically.

        It is possible that such a dividend would be treated as tax-free under current IRS regulations. Such tax-free treatment would be a plus, but taxable transactions should still be considered.

        A dividend declared in 1997 but paid in 1998 would give shareholders some flexibility. It is possible that a portion of the dividend could be in excess of earnings and profits and, therefore, be eligible for tax-free treatment. If the final IRS resolution called for a taxable treatment, the ultimate tax payment by shareholders could be delayed until April 15, 1999 if the dividend were paid in early 1998.

        I look forward to your comments.

Very truly yours,


Paul J. Duggan, President
Jackson Boulevard Fund, Ltd.
General Partner of Jackson Boulevard Equities, L.P.

cc:     S.J. Ptak
        Kimberly P. Rooney
        L.G. Ptak
        Jeanine M. McInerney
        Rocco DiIorio
        Edward Wolak

                                                          Page 17 of  20 Pages

                                                                     EXHIBIT 3


                                                      January 5, 1998


Ms. Kimberly P. Rooney
Preferred Savings Bank
4800 South Pulaski
Chicago, IL 60632


Dear Ms. Rooney:

On behalf of the investors of Jackson Boulevard Equities and Jackson Boulevard Investments, we wish to congratulate you and your Board of Directors on your special dividend policy which was announced last week. We think this is a great move forward to handling the excess capital problem of Preferred Savings.

I didn't notice if there was any indication whether or not the dividend would be taxable. Has a determination been made on this issue? If there is some definitive announcement as to the information, perhaps someone could call me and leave a message on my voice mail at (312) 294-6444.

If you are open for a quick meeting some day, perhaps we could meet for lunch or a meeting at your office.

We wish you and your firm continued success.

Very truly yours,



Paul J. Duggan, President
Jackson Boulevard Fund, Ltd.
General Partner of Jackson Boulevard Equities, L.P.
and Jackson Boulevard Investments, L.P.

                                                          Page 18 of  20 Pages

                                                                     EXHIBIT 4

                                              November 18, 1999


VIA FEDERAL EXPRESS
AND MESSEGER

Ms. Kimberly P. Rooney
President, CEO
PS Financial, Inc.
4800 South Pulaski Road
Chicago, IL  60632

        Re:    Stockholders Proposal

Dear Ms. Rooney:

               I am the record owner of 500 shares and the beneficial owner of 131,200 shares of the common stock, par value $.01 per share (the "Common Stock") of PS Financial, Inc. (the "Company"). My address of record, as it appears on the Company's books, is 53 West Jackson Boulevard, Chicago, Illinois 60604. As shown by the attached Schedule 13D (including amendments), I have continuously held at least $2,000 in market value of the Common Stock for more than one year, as of the date of this letter. I intend to continue ownership of at least $2,000 in market value of the Common Stock through the date of the Company's 2000 annual meeting of stockholders.

               I hereby give notice of my intent to introduce the attached stockholders resolution (the "Proposal") at the 2000 annual meeting of stockholders of the Company pursuant to the Company's By-laws and the stockholders proposals section of the Company's Definitive Proxy Statement filed March 31, 1999. I have no material interest in the Proposal aside from my interest as a stockholder in the Company. I request, pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, that the Proposal and the accompanying Supporting Statement be included in the Company's proxy materials and identified in the Company's form of proxy for the 2000 annual meeting of stockholders.

               Please do not hesitate to call should you have any questions.

                                                   Very truly yours,



                                                   Paul Duggan

Cc:  Mr. SJ Ptak, Secretary

                                                          Page 19 of  20 Pages

                                                                     EXHIBIT 4

                                   RESOLUTION
                                   ----------

               RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.



                              SUPPORTING STATEMENT
                              --------------------

        This Resolution and Supporting Statement were written with facts available to this writer (Paul Duggan) as of November 17, 1999. Results of the company's fiscal year will not be available until February 2000.

        PS Financial, Inc. (PSFI) went public in November of 1996. On January 13, 1998, when PSFI stockholders were credited with a taxable dividend of $4.00, the stock closed at $15.25. In the 22 months since, PSFI's stock has fallen to $11.75 per share (a 23% decline). During the same time frame, the value of the Dow Jones Industrial Average has risen 40.75%, the S&P 500 has grown 48.38%, the NASDAQ has grown 112.07%, and the NASDAQ Bank Index has fallen 5.6%. The stock of PSFI has under-performed its peer group and the broad market averages. During this period of decline, PSFI has raised its dividend, increased its earnings and completed numerous buy-backs. Despite the best efforts of management, the company's stock has languished.

                                                           Page 20 of 20 Pages

                                                                     EXHIBIT 4


        Consolidation, increased size and efficiency will be the trends for the new millennium. PSFI stockholders should also benefit from these trends. Current regulations now favor merger and consolidation. Now is the time for management and stockholders to cash out and move on. I believe the market is ignoring smaller thrifts. Value today is placed on larger operations in the financial arena. Consolidations make sense and justify the costs of web sites, ATM networks and marketing. Efficiency is a prime mover in financial consolidation. PSFI, a single office operation, would be a fine branch for a larger concern. PSFI currently trades at less than book value. Buyers would pay a premium over book value for the core deposit and real estate location of PSFI. It is time to do something different. A No vote is a vote for the status quo. A Yes vote for the stockholder proposal is a vote to maximize value and a vote to move forward. I urge you to consider voting Yes for the proposal.

                                    VOTE YES